As filed with the Securities and Exchange Commission on November 1, 2013

Registration No. 333-191215

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

RTI SURGICAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	59-3466543
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

11621 Research Circle

Alachua, Florida 32615

(386) 418-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian K. Hutchison

RTI Surgical, Inc.

11621 Research Circle

Alachua, FL 32615

(386) 418-8888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Warren J. Nimetz, Esq.

Fulbright & Jaworski LLP

666 Fifth Avenue

New York, NY 10103

Facsimile: (212) 318-3400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2013

PROSPECTUS

15,340,508 Shares

RTI SURGICAL, INC.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 15,340,508 shares of our common stock by the selling stockholder identified in this prospectus or its pledges, donees, transferees or other successors-in-interest (the “offered shares”). All of the offered shares are issuable, or may in the future become issuable, upon the conversion of our Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), held by the selling stockholder.

The selling stockholder acquired 50,000 shares of our Series A Preferred Stock, convertible into our common stock with an initial conversion price of $4.39 per share (as adjusted from time to time in accordance with the terms of the Certificate of Designation (as defined below), the “Conversion Price”), from us in a private placement that we completed on July 16, 2013 in connection with our recent acquisition of Pioneer Surgical Technology, Inc. As of any date, each share of the Series A Preferred Stock is convertible into an aggregate number of shares of our common stock equal to the quotient determined by dividing (i) the sum of the Liquidation Preference (as defined below), plus all accrued and unpaid dividends on such share of Series A Preferred as of and including such date by (ii) the conversion price in effect as of such date. All or a portion of the shares covered by this registration statement may be offered and sold from time to time by the selling stockholder. We will not receive any of the proceeds from the sale of the offered shares, but we will incur expenses in connection with the offering.

The offered shares are being registered to permit the sale of these shares from time to time, in amounts, at prices and on terms determined at the time of offering. The shares may be sold through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 20.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “RTIX.” On October 31, 2013, the closing price of our common stock was $2.79.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”), using the “shelf” registration process. Under this process, the selling stockholder may from time to time, in one or more offerings, sell the shares of our common stock described in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC’s website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of shares of our common stock.

We urge you to carefully read this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Incorporation of Documents by Reference,” before deciding whether to invest in any of the shares of our common stock being offered.

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PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should read carefully this prospectus, the related prospectus supplement and the documents incorporated by reference herein, before deciding to invest in our securities.

About RTI Surgical, Inc.

We are a leader in the use of natural tissues and innovative technologies to produce orthopedic and other surgical implants that repair and promote the natural healing of human bone and other human tissues and improve surgical outcomes. We process donated human musculoskeletal and other tissues, including bone, cartilage, tendon, ligament, fascia lata, pericardium, sclera, and dermal tissues, as well as bovine animal tissues to produce allograft and xenograft implants by utilizing our proprietary BIOCLEANSE®, TUTOPLAST® and CANCELLE™ SP sterilization processes. We process and distribute human and bovine animal tissues for use in the fields of sports medicine, spine, surgical specialties, bone graft substitutes, and general orthopedic and dental. We market our implants through a direct distribution organization, as well as through a network of independent distributors to hospitals and surgeons in the United States and internationally.

About the Acquisition of Pioneer Surgical Technology, Inc. and the Sale of Series A Preferred Stock

On July 16, 2013, we completed our acquisition of Pioneer Surgical Technology, Inc., a Michigan corporation, or Pioneer, for approximately $130 million in cash. The Pioneer acquisition is intended to support our strategic initiatives to expand our current allograft and xenograft biologics with metals and synthetics implants, grow our direct distribution network and increase our global footprint.

We financed the Pioneer acquisition, in part, by the sale of our Series A Preferred Stock to an affiliate of Water Street Healthcare Partners, or Water Street, a leading healthcare-focused private equity firm, for an aggregate purchase price of $50 million. Water Street has a track record of leading transformational acquisitions that have created market-leading healthcare companies of greater long-term value, and Water Street also brings to us their expertise in integrating businesses to achieve synergies and maximize combined companies’ products and capabilities.

For additional information on the Pioneer acquisition and the sale of our Series A Preferred Stock, see the documents and instruments incorporated by reference into this prospectus, including the unaudited pro forma condensed combined financial statements and the accompanying notes.

The limitations, designations, rights and preferences of the Series A Preferred Stock are described in this prospectus under “Selling Stockholder—Material Relationships with the Investor—Terms of the Series A Convertible Preferred Stock.”

Corporate Information

We were incorporated in the State of Delaware on April 25, 2000 under the name Regeneration Technologies, Inc. and our name was subsequently changed to RTI Biologics, Inc. In connection with the closing of our acquisition of Pioneer, we changed our name to RTI Surgical, Inc. Our executive offices are located at 11621 Research Circle, Alachua, Florida 32615. Our telephone number at this location is (386) 418-8888. Our website can be found on the Internet at http://www.rtix.com. Information contained on our website does not constitute part of this prospectus.

The terms “RTI,” “company,” “our,” “us” and “we” refer to RTI Surgical, Inc. and its subsidiaries unless the context requires otherwise.

About the Offering

Issuer	RTI Surgical, Inc.

Common stock offered by the selling stockholder	Up to 15,340,508 shares of our common stock.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Ticker/Exchange for common stock	“RTIX”/ The NASDAQ Global Select Market.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein which may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission in the future. For more information, see “Where You Can Find More Information” and “Incorporation of Documents by Reference.” The risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

We depend heavily upon sources of human tissue, and any failure to obtain tissue from these sources in a timely manner will interfere with our ability to process and distribute allografts.

The supply of human tissue has at times limited our growth, and may not be sufficient to meet our future needs. In addition, due to seasonal changes in mortality rates, some scarce tissues that we currently use for allografts are at times in particularly short supply. Other factors, some of which are unpredictable, such as negative publicity and regulatory actions in the industry in which we operate also could unexpectedly reduce the available supply of tissue.

We rely on donor recovery groups for their human tissue supplies and we have relationships with over thirty tissue donor recovery agencies across the country. We also have relationships outside the United States. Donor recovery groups are part of relatively complex relationships. They provide support to donor families, are regulated by the FDA, and are often affiliated with hospitals, universities or organ procurement organizations. Our relationships with donor recovery groups, which are critical to our supply of tissue, could be affected by relationships recovery groups have with other organizations. Any negative impact of the regulatory and disease transmission issues facing the industry, as well as the negative publicity that these issues create, could adversely affect our ability to negotiate contracts with recovery groups.

We cannot be sure that the supply of human tissue will continue to be available at current levels or will be sufficient to meet our needs. If we are not able to obtain tissue from current sources sufficient to meet our needs, we may not be able to locate additional replacement sources of tissue on commercially reasonable terms, if at all. Any interruption of our business caused by the need to locate additional sources of tissue would significantly impact our revenues. We expect that our revenues would decline in proportion to any decline in tissue supply.

If we fail to maintain existing strategic relationships or are unable to identify distributors of our implants, revenues may decrease.

We currently derive the majority of our revenues through our relationships with Medtronic, Zimmer, Davol, Stryker and Exactech. In addition, our spine distributors provide nearly all of the instrumentation, surgeon training, distribution assistance and marketing materials for the lines of spinal allografts they distribute.

Variations in the timing and volume of orders by Medtronic and Zimmer may have a material effect upon our revenues. If our relationships with Medtronic or Zimmer are terminated or reduced for any reason and we are unable to replace these relationships with other means of distribution, we would suffer a material decrease in revenues.

We may need to obtain the assistance of additional distributors to market and distribute our new allografts and technologies, as well as to market and distribute our existing allografts and technologies to new markets or geographical areas. We may not be able to find additional distributors who will agree to and successfully market and distribute our allografts and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline.

If third-party payors fail to provide appropriate levels of reimbursement for the use of our implants, revenues could be adversely affected.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. In March 2010, President Obama signed the Affordable Care Act into law. The new law will result in sweeping changes across the health care industry. The primary goal of this comprehensive legislation is to extend health coverage to approximately 32 million uninsured legal U.S. residents through a combination of public program expansion and private sector health insurance reforms. To fund the expansion of insurance coverage, the legislation contains measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs. We are unable to predict the full impact of the Affordable Care Act at this time due to the law’s complexity and current lack of implementing regulations or interpretive guidance. However, we expect that several provisions of the Affordable Care Act could have a material effect on our business.

Our revenues will largely depend on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. Governments and private insurers closely examine medical procedures incorporating new technologies to determine whether the procedures will be covered by payment, and if so, the level of payment which may apply. We cannot be sure that third-party payors will continue to reimburse for our implants at the current levels.

If we fail to maintain the high processing standards that implants require or if we are unable to develop processing capacity as required, our commercial opportunity will be reduced or eliminated.

Implants require careful calibration and precise, high-quality processing. Achieving precision and quality control requires skill and diligence by our personnel. If we fail to achieve and maintain these high processing standards, including avoiding processing errors, and, depending on the nature of the complaint, design defects or component failures; we would be forced to recall, withdraw or suspend distribution of our implants; our implants and technologies could fail quality assurance and performance tests; production and deliveries of our implants could be delayed or cancelled; and our processing costs could increase.

Further, to be successful, we will need to manage our human tissue processing capacity related to tissue recovery and demand for our allografts. It may be difficult for us to match our processing capacity to demand due to problems related to the amount of suitable tissue, quality control and assurance, tissue availability, adequacy of control policies and procedures, and lack of skilled personnel. If we are unable to process and produce our implants on a timely basis, at acceptable quality and costs, and in sufficient quantities, or if we experience unanticipated technological problems or delays in processing, it will reduce revenues and increase our cost per allograft processed.

We operate in a highly regulated industry. An inability to meet current or future regulatory requirements in the United States or foreign jurisdictions, or any deficiencies with our manufacturing or quality systems and processes identified by regulatory agencies, could disrupt our business, subject us to regulatory action and costly litigation, damage our reputation for high quality production, cause a loss of confidence in the company and our products and negatively impact our financial position and operating results.

The FDA and several states have statutory authority to regulate allograft processing, including our BioCleanse® and TUTOPLAST® processes, and allograft-based materials. We must register our facilities, whether located in the United States or elsewhere, with the FDA as well as regulators outside the United States, and our products must be made in a manner consistent with current good tissue practices (“cGTP”), or similar standards in each territory in which we manufacture. In addition, the FDA and other agencies perform periodic audits to ensure that our facilities remain in compliance with all appropriate regulations, including primarily the quality system regulations and medical device reporting regulations. Following an inspection, an agency may issue a notice listing conditions that are believed to violate cGTP or other regulations (such as a FDA report on Form 483, Notice of Observations), or a warning letter for violations of “regulatory significance” that may result in enforcement action if not promptly and adequately corrected. For example, in June and July 2012, the FDA performed a cGTP inspection of our processing facility in Alachua, Florida to audit our compliance with cGTP requirements. The inspection was a directed inspection following termination of an employee. The inspection was not related to a specific product. At the conclusion of the audit, the FDA inspectors issued a Form FD483, primarily related to environmental monitoring activities in certain areas of our Alachua facility. We provided timely and detailed responses to the FD483, including commitments and timelines for the remediation of the conditions cited by the FDA. We subsequently received a warning letter related to some of the FD483 inspectional findings in which the FDA raised certain remaining questions and concerns. We have responded to the issues cited in the warning letter and have submitted information to the FDA to address their concerns. We believe that the remedial actions we have taken adequately respond to the FDA’s warning letter, but the FDA may conclude that our actions are insufficient to meet regulatory standards. In addition, the FDA could identify other deficiencies in future inspections of our facilities or those of our suppliers.

Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. In recent years, the FDA has also significantly increased the number of warning letters issued to companies. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our implants are ineffective or pose an unreasonable health risk, the FDA could ban such implants, detain or seize adulterated or misbranded implants, order a recall, repair, replacement, or refund of such implants, refuse to grant pending premarket approval applications or require certificates of foreign governments for exports and/or require us to notify health professionals and others that the implants present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products. Any inability to meet current or future regulatory requirements in the United States or foreign jurisdictions, or any deficiencies with our manufacturing or quality systems and processes identified by regulatory agencies could disrupt our business, subject us to regulatory action and costly litigation, damage our reputation for high quality production, cause a loss of confidence in the company and our products and negatively impact our financial position and operating results.

If any of our allografts fall under the FDA’s definitions of “more than minimally manipulated or indicated for non-homologous use,” we would be required to obtain medical device approval or clearance or biologics licenses, which could require clinical testing and could result in disapproval of our license applications and restricted distribution of any of our allografts which may become subject to pre-market approval. The FDA could require post-market testing and surveillance to monitor the effects of such allografts, could restrict the commercial applications of these allografts, and could conduct periodic inspections of our facilities and our suppliers. Delays encountered during the FDA approval process could shorten the patent protection period during which we have the exclusive right to commercialize such technologies or could allow others to come to market before us with similar technologies.

cGTP covers all stages of allograft processing, from procurement of tissue to distribution of final allografts. These regulations increased regulatory scrutiny within the industry in which we operate and have led to increased enforcement action which affects the conduct of our business. In addition, these regulations have a significant effect upon recovery agencies which supply us with tissue and increase the cost of recovery activities. Any such increase would translate into increased costs, as we would expect to reimburse the recovery agencies based on their cost of recovery.

In addition to the FDA, several state agencies regulate tissue banking. Regulations issued by Florida, New York, California and Maryland will be particularly relevant to our business. Most states do not currently have tissue banking regulations, but this status could change. It is possible that others may make allegations against us or against donor recovery groups or tissue banks, including those with which we have relationships, about non-compliance with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action, or could cause negative publicity for our business and the industry in which we operate.

Some of our implants contain tissue derived from animals, commonly referred to as xenografts. Xenograft implants are medical devices that are subject to pre-market approval or clearance by the FDA. We have received FDA clearance on several xenograft implants. However, we may not receive FDA approval or clearance to market new implants as we attempt to expand the quantity of xenograft implants available for distribution.

The allograft industry is subject to additional local, state, federal and international government regulations and any increased regulations of our activities could significantly increase the cost of doing business, thereby reducing profitability.

Some aspects of our business are subject to additional local, state, federal or international regulation. Changes in the laws or new interpretations of existing laws could negatively affect our business, revenues or prospects, and increase the costs associated with conducting our business. In particular, the procurement and transplantation of allograft tissue is subject to federal regulation under the National Organ Transplant Act, or NOTA, a criminal statute that prohibits the purchase and sale of human organs, including bone and other tissue. NOTA permits the payment of reasonable fees associated with the transportation, processing, preservation, quality control and storage of human tissue. If NOTA were amended or interpreted in a way that made us unable to include some of these costs in the amounts we charge our customers, it could reduce our revenues and therefore negatively impact our business. It is possible that more restrictive interpretations or expansions of NOTA could be adopted which could require us to change one or more aspects of our business, at a substantial cost, in order to continue to comply with this statute.

A variety of additional local, state, federal and international government laws and regulations govern our business, including those relating to the storage, handling, generation, manufacture, disposal of medical wastes from the processing of tissue, and collaborations with health care professionals. If we fail to conduct our business in compliance with these laws and regulations, we could be subject to significant liabilities for which our insurance may not be adequate. Moreover, such insurance may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which would harm our financial condition and liquidity.

Our success depends on the continued acceptance of our allograft and xenograft implants and technologies by the medical community.

New allograft and xenograft implants, technologies or enhancements to our existing implants may never achieve broad market acceptance, which can be affected by numerous factors, including lack of clinical acceptance of implants and technologies; introduction of competitive tissue repair treatment options which render implants and technologies too expensive or obsolete; lack of availability of third-party reimbursement; and difficulty training surgeons in the use of tissue implants and technologies.

Market acceptance will also depend on our ability to demonstrate that our existing and new implants and technologies are an attractive alternative to existing tissue repair treatment options. Our ability to do so will depend on surgeons’ evaluations of the clinical safety, efficacy, ease of use, reliability and cost-effectiveness of these tissue repair options and technologies. For example, we believe that some in the medical community have lingering concerns over the risk of disease transmission through the use of allografts.

Furthermore, we believe that even if the medical community generally accepts our implants and technologies, acceptance and recommendations by influential surgeons will be important to their broad commercial success. If our implants and technologies are not broadly accepted in the marketplace, we may not achieve a competitive position in the market.

Rapid technological changes could result in reduced demand for our implants.

Technologies change rapidly in the industry in which we operate. For example, steady improvements have been made in synthetic human tissue substitutes which compete with our tissue implants. Unlike allografts, synthetic tissue technologies are not dependent on the availability of tissue. If one of our competitors successfully introduces synthetic technologies using recombinant technologies, which stimulate the growth of tissue surrounding an implant, it could result in a decline in demand for tissue implants. We may not be able to respond effectively to technological changes and emerging industry standards, or to successfully identify, develop or support new technologies or enhancements to existing implants in a timely and cost-effective manner, if at all. If we are unable to achieve the improvements in our implants necessary for their successful commercialization, the demand for our implants will suffer.

We face intense competition, which could result in reduced acceptance and demand for our implants and technologies.

The medical technology/biotechnology industry is intensely competitive. We compete with companies in the United States and internationally that engage in the development and production of medical technologies and processes including biotechnology, orthopedic, pharmaceutical, biomaterial and other companies; academic and scientific institutions; and public and private research organizations.

Many of our competitors have much greater financial, technical, research, marketing, distribution, service and other resources than ours. Moreover, our competitors may offer a broader array of tissue repair treatment products and technologies or may have greater name recognition in the marketplace. For example, we compete with a number of divisions of Johnson & Johnson, a company with significantly greater resources and brand recognition than ours. Our competitors, including several development stage companies, may develop or market technologies that are more effective or commercially attractive than our technologies, or that may render our technologies obsolete. For example, the development of a synthetic tissue product that permits remodeling of bones could reduce the demand for allograft and xenograft-based products and technologies.

If we do not manage the medical release of donor tissue into processing in an effective and efficient manner, it could adversely affect profitability.

Many factors affect the level and timing of donor medical releases, including the effectiveness of donor screening performed by donor recovery groups, the timely receipt, recording and review of required medical documentation, and employee loss and turnover in our medical records department. We can provide no assurance that releases will occur at levels which maximize our processing efficiency and minimize our cost per allograft processed.

Negative publicity concerning methods of human tissue recovery and screening of donor tissue in the industry in which we operate may reduce demand for our allografts and impact the supply of available donor tissue.

Media reports or other negative publicity concerning both methods of tissue recovery from donors and actual or potential disease transmission from donated tissue may limit widespread acceptance of our allografts, whether directed to allografts generally or our allografts specifically. Unfavorable reports of improper or illegal tissue recovery practices, both in the United States and internationally, as well as incidents of improperly processed tissue leading to transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft technologies.

Potential patients may not be able to distinguish our allografts, technologies and the tissue recovery and the processing procedures from those of our competitors or others engaged in tissue recovery. In addition, families of potential donors may become reluctant to agree to donate tissue to for-profit tissue processors.

If our patents and the other means we use to protect our intellectual property prove to be inadequate, our competitors could exploit our intellectual property to compete more effectively against us.

The law of patents and trade secrets is constantly evolving and often involves complex legal and factual questions. The U.S. government may deny or significantly reduce the coverage we seek for our patent applications before or after a patent is issued. We cannot be sure that any particular patent for which we apply will be issued, that the scope of the patent protection will be comprehensive enough to provide adequate protection from competing technologies, that interference proceedings regarding any of our patent applications will not be filed, or that we will achieve any other competitive advantage from a patent. In addition, it is possible that one or more of our patents will be held invalid if challenged or that others will claim rights in or ownership of our patents and other proprietary rights. If any of these events occur, our competitors may be able to use our intellectual property to compete more effectively against us.

Because patent applications are secret until patents are actually issued (or until 18 months after a patent application has been filed) and the publication of discoveries in the scientific or patent literature lags behind actual discoveries, we cannot be certain that our patent application was the first application filed covering a particular invention. If another party’s rights to an invention are superior to ours, we may not be able to obtain a license to use that party’s invention on commercially reasonable terms, if at all. In addition, our competitors, many of which have greater resources than ours, could obtain patents that will prevent, limit or interfere with our ability to make use of our inventions either in the United States or in international markets. Further, the laws of some foreign countries do not always protect our intellectual property rights to the same extent as the laws of the United States. Litigation or regulatory proceedings in the United States or foreign countries also may be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of our competitors. These proceedings can be costly, result in development delays, and divert the attention of our management.

We rely upon unpatented proprietary techniques and processes in tissue recovery, research and development, tissue processing and quality assurance. It is possible that others will independently develop technology similar to our technology or otherwise gain access to or disclose our proprietary technologies. We may not be able to meaningfully protect our rights in these proprietary technologies, which would reduce our ability to compete.

Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that U.S. or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our allografts and technologies. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license will not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of the affected technologies or distribute the affected allografts, which would reduce our revenues.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

We or our competitors may be exposed to product or professional liability claims which could cause us to be liable for damages or cause investors to think we will be liable for similar claims in the future.

The development of allografts and technologies for human tissue repair and treatment entails an inherent risk of product or professional liability claims, and substantial product or professional liability claims may be asserted against us. We are party to a number of legal proceedings relating to professional liability. The prevailing view among the states throughout the United States is that providing allografts is a service and not the sale of a product. As such, allografts are not subject to product liability causes of action. However, the law of a particular state could change in response to legislative changes or by judicial interpretation in a state where such issue has either not been previously addressed or prior precedent is overturned or subject to different interpretations by a court of higher precedential authority. In addition, due to the international scope of our activities we are subject to different laws which may treat allografts as products in those jurisdictions.

The implantation of donated human tissue implants creates the potential for transmission of communicable diseases. Although we comply with Federal and state regulations and guidelines intended to prevent communicable disease transmission, and our tissue suppliers are also required to comply with such regulations, there can be no assurances that: (i) our tissue suppliers will comply with such regulations intended to prevent communicable disease transmissions; (ii) even if such compliance is achieved, that our implants have not been or will not be associated with transmission of disease; or (iii) a patient otherwise infected with disease would not erroneously assert a claim that the use of our implants resulted in disease transmission.

We currently have $20 million of product and professional liability insurance to cover claims. This amount of insurance may not be adequate for potential claims if we are not successful in our defenses. Moreover, insurance covering our business may not always be available in the future on commercially reasonable terms, if at all. If our insurance proves to be inadequate to pay a damage award, we may not have sufficient funds to do so, which would harm our financial condition and liquidity. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain surgeon acceptance of our allografts or to expand our business.

If we are not successful in expanding our distribution activities into international markets, we will not be able to pursue one of our strategies for increasing revenues.

Our international distribution strategies vary by market, as well as within each country in which we operate. For example, we distribute only a portion of our line of allograft and xenograft products within each country. Our international operations will be subject to a number of risks which may vary from the risks we face in the United States, including the need to obtain regulatory approvals in additional foreign countries before we can offer our implants and technologies for use; longer distribution-to-collection cycles, as well as difficulty in collecting accounts receivable; dependence on local distributors; limited protection of intellectual property rights; fluctuations in the values of foreign currencies; and political and economic instability.

The outcome of litigation or arbitration in which we are involved is unpredictable and an adverse decision in any such matter could adversely impact our business, financial condition or results of operations.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business. For example, we have been named as a party, along with a number of other recovery and processor defendants, in lawsuits relating to the tissue recovery practices of BTS, an unaffiliated recovery agency and BTS’s owner, Michael Mastromarino, as well as several funeral homes and their owners with which BTS conducted its affairs. These cases generally allege that we have liability for interference with the rights of the surviving next of kin as perpetrated by BTS and the funeral homes. As a result of increased judicial clarity during the second quarter of 2012 regarding timing of litigation, and anticipated increases in legal activity and expense flowing therefrom, we determined that the cost of continuing an aggressive legal defense for certain of the lawsuits would be significant. Therefore, in order to mitigate our financial exposure, an agreement was reached to settle 29 of the lawsuits for which our insurer was not paying for the legal fees. Pursuant to the settlement of these lawsuits, we recorded a litigation settlement charge of $2.4 million in the second quarter of 2012, which was paid in the third quarter of 2012. As of December 31, 2012, there are 42 remaining lawsuits pending against us. Through our affiliation with RTIDS, we currently have $2 million in answerable indemnity insurance, with non-eroding defense limits. Of the remaining 42 pending cases, our insurer is presently paying the legal fees and costs for 32 cases. Coverage for the remaining cases are either being disclaimed by our insurer or coverage is not presently available due to RTIDS not having been named as a co-defendant. We believe this disclaimer of coverage is improper, and have brought a declaratory action against the insurer to obtain a judgment ordering coverage on these disclaimed cases. As part of this action, the insurer is seeking to confirm its initial disclaimer, as well as seeking to disclaim coverage on the 32 cases for which it is presently paying fees. Pending resolution of the declaratory action, or if the declaratory action is not resolved in our favor, we will be responsible for paying both the legal fees incurred starting March 22, 2012, and any indemnification that may be owed in connection with those disclaimed cases. With respect to the remaining 42 cases, they are currently divided among courts located in the state court system of New York, and the Federal Court in New Jersey. Neither the rulings of the courts nor reactions of juries can be predicted with reasonable reliability, and laws in the jurisdictions may be subject to change or differing interpretation. The ultimate resolution of the matters could adversely impact our business, financial condition or results of operations.

An adverse resolution of lawsuits or arbitrations could adversely impact our business, financial condition or results of operations.

Any acquisitions we make may require the issuance of a significant amount of equity or debt securities and may not be scientifically or commercially successful.

As part of our business strategy, we may perform acquisitions to obtain additional businesses, product and/or process technologies, capabilities and personnel. If we make one or more significant acquisitions in which the consideration includes securities, we may be required to issue a substantial amount of equity, debt, warrants, convertible instruments or other similar securities. Such an issuance could dilute your investment in our common stock or increase our interest expense and other expenses.

Further, acquisitions involve a number of operational risks, such as:

•	difficulty and expense of assimilating the operations, technology and personnel of the acquired business;

•	our inability to retain the management, key personnel and other employees of the acquired business;

•	our inability to maintain the acquired company’s relationship with key third parties, such as alliance partners;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business; and

•	the potential impairment of goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

Any one of these risks could prevent an acquisition from being scientifically or commercially successful, which could have a material impact on our results of operations not only with respect to the operations of the acquired company but with respect to us on a consolidated basis.

The acquisition of Pioneer Surgical Technology, Inc. (“Pioneer”), may create uncertainty for our suppliers, employees and business partners.

On July 16, 2013, we completed the acquisition of Pioneer. With the acquisition, we may experience delays or deferred decisions from Pioneer suppliers to become our suppliers and our existing suppliers may experience uncertainty about our service, including the results of any integration of our business with that of Pioneer. This may adversely affect our ability to gain new suppliers and retain existing suppliers, which could adversely affect our revenues as well as the market price of our common stock. Current employees may experience uncertainty about their post-acquisition roles with us and key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with us following the acquisition. Other parties with whom we have or are pursuing relationships, such as distributors, hospitals and surgeons, may defer agreeing to further arrangements with us, or may opt not to become a business partner of ours at all.

The acquisition of Pioneer may expose us to significant unanticipated liabilities that could adversely affect our business, financial condition and results of operations.

The Pioneer acquisition may expose us to significant unanticipated liabilities of Pioneer. These liabilities could include employment, retirement or severance-related obligations under applicable law or other benefits arrangements, legal claims, warranty or similar liabilities to customers, and claims by or amounts owed to vendors. We may also incur liabilities or claims associated with our acquisition of Pioneer’s technology and intellectual property including claims of infringement. Particularly in international jurisdictions, our acquisition of Pioneer, or our decision to independently enter new international markets where Pioneer previously conducted business, could also expose us to tax liabilities and other amounts owed by Pioneer. The incurrence of such unforeseen or unanticipated liabilities, should they be significant, could have a material adverse effect on our business, financial condition and results of operations.

The issuance of shares of our Series A Preferred Stock to WSHP Biologics Holdings, LLC stockholder in the acquisition has reduced the percentage interests of our current stockholders.

We issued 50,000 shares of Series A Preferred Stock to WSHP Biologics Holdings, LLC, an affiliate of Water Street Healthcare Partners, a leading healthcare-focused private equity firm (“Water Street”), in connection with the closing of the Pioneer acquisition. Based on the number of shares of our common stock outstanding on the date of the acquisition, Water Street owns, in the aggregate, Series A Preferred Stock which are convertible into approximately 17% of the shares of our common stock outstanding immediately after the acquisition (subject to the restrictions on the Series A Preferred Stock described below under “Selling Stockholder—Terms of the Series A Convertible Preferred Stock—Conversion Rights”). The issuance of Series A Preferred Stock to Water Street in the acquisition has caused a reduction in the relative voting power and percentage interests in earnings of our current stockholders and also will reduce their liquidation value and book value.

The issuance of Series A Preferred Stock to Water Street may adversely affect the market price of our common stock.

We are unable to predict the potential effects of the issuance of the securities to Water Street on the trading activity and market price of our common stock. Pursuant to our investor rights agreement with Water Street, we have granted Water Street and their permitted transferees certain registration rights for the resale of the shares of our common stock issuable upon conversion of the Series A Preferred Stock. The registration statement of which this prospectus is a part fulfills that obligation and will permit the Investor to offer the shares acquired by full or partial conversion of the Series A Preferred Stock for resale from time to time. Water Street will have demand registration rights and piggyback registration rights under certain circumstances. These registration rights would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales by Water Street or its permitted transferees of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Water Street may exercise significant influence over us, including through its ability to elect up to two members of our Board of Directors.

After the first meeting of stockholders that will be held to approve the removal of certain restrictions that limit the conversion of our outstanding Series A Preferred Stock and the number of shares of our common stock issuable upon such conversion, holders of the Series A Preferred Stock will be entitled to vote on an as-converted basis upon all matters upon which holders of our common stock have the right to vote. Subject to the voting restrictions on the Series A Preferred Stock described below under “Selling Stockholder—Terms of the Series A Convertible Preferred Stock—Voting Rights,” the shares of Series A Preferred Stock owned by the Water Street represent approximately 17% of the voting rights in respect of our share capital on an as-converted basis, so Water Street will have the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders. Water Street may have interests that diverge from, or even conflict with, those of our other stockholders.

In addition, our Amended and Restated Certificate of Incorporation and Investor Rights Agreement with Water Street provide that Water Street’s consent is required before we may take certain actions for so long as Water Street and its permitted transferees beneficially own in the aggregate at least 10% of our issued share capital.

In addition, our Amended and Restated Certificate of Incorporation and our Investor Rights Agreement with Water Street provide that Water Street has the right to designate and nominate, respectively, directors to our Board of Directors such that the percentage of our board members so designated or nominated is approximately equal to Water Street’s percentage equity ownership interest in the company. The maximum number of directors that Water Street is able to designate or nominate is two, with at least one of such directors to serve on each of our Board committees. If Water Street’s ownership of our share capital on an as-converted basis falls below 5% (calculated on a fully diluted basis, assuming conversion of the Series A Preferred Stock at the then-existing conversion price), Water Street would have no further director designation or nomination rights under our Amended and Restated Certificate of Incorporation or the investor rights agreement.

In addition, the ownership position and the governance rights of Water Street could discourage a third party from proposing a change of control or other strategic transaction with us.

We incurred significant transaction and acquisition-related costs in connection with the acquisition.

We incurred charges of approximately $5.5 million, of which $1.5 million was recorded in the second quarter of 2013, in outside costs, including legal, accounting and financial advisory fees, which are expected to be expensed as part of the acquisition. The actual transaction costs may be higher than this estimate. In addition, the combined company expects to incur integration costs associated with the acquisition. These integration costs will be charged to operations in the fiscal quarter in which they are incurred, which could adversely affect the financial condition, results of operations and cash flows of the combined company.

Our level of indebtedness that we incurred in connection with the acquisition of Pioneer could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and could potentially prevent us from meeting our obligations under the agreements relating to our indebtedness. In connection with the closing of the acquisition, we obtained from our lenders a 5-year, $80 million senior secured facility, which includes a $60 million term loan and a $20 million revolving credit facility. Additionally, we issued Series A Preferred Stock to Water Street for $50 million in proceeds. The Series A Preferred Stock accrues dividends at a rate of 6% per annum, subject to adjustment to 12% per annum if we do not obtain shareholder approval to remove certain restrictions that limit the conversion of our outstanding Series A Preferred Stock and the number of shares of our common stock issuable upon such conversion within 180 days following the date of issuance of the Series A Preferred Stock. Dividends are payable in cash on a quarterly basis for each outstanding share of Series A Preferred Stock. To the extent dividends are not paid in cash in any quarter, the dividends which have accrued on each outstanding share of Series A Preferred Stock during such three-month period shall be accumulated and shall be added to the liquidation value with respect to such share of Series A Preferred Stock.

We may not be able to successfully integrate our acquisition of Pioneer or realize all of the anticipated benefits.

We expect to achieve various benefits from combining our and Pioneer’s resources, as well as cost savings from a combined operation. Achieving the anticipated benefits of the acquisition will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully or in a timely manner. The integration of Pioneer with our operations requires significant attention from management and may impose substantial demands on our operations. Any inability of management to integrate successfully the operations of our two companies, or to do so in a timely manner, could have an adverse effect on the combined company or the expected benefits from the acquisition.

The complexity of the integration and transition associated with the Pioneer acquisition, together with Pioneer’s increased scale and global presence, may affect our internal control over financial reporting and our ability to effectively and timely report our financial results.

The additional scale of Pioneer’s operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems, may adversely affect our ability to report our financial results on a timely basis. We expect that the Pioneer acquisition may necessitate significant modifications to our internal control systems, processes and information systems, both on a transition basis and over the longer-term as we fully integrate Pioneer. Due to the complexity of the Pioneer acquisition, we cannot be certain that changes to our internal control over financial reporting during the 2013 fiscal year will be effective for any period, or on an ongoing basis. If we are unable to accurately report our financial results in a timely manner, or are unable to assert that our internal control over financial reporting are effective, our business, results of operations and financial condition and the market perception thereof may be materially adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our dependence upon sources of human tissue;

•	any failure to maintain our existing strategic relationships or our inability to identify distributors of our implants;

•	any failure of third-party payors to provide appropriate levels of reimbursement for the use of our implants;

•	any failure to maintain the high processing standards that our implants require or our inability to develop processing capacity as required;

•

any inability to meet current or future regulatory requirements in the United States or foreign jurisdictions, or any deficiencies with our manufacturing or quality systems and processes identified by regulatory agencies;

•	increased cost of doing business attributable to additional or increased local, state, federal and international government regulations of our activities;

•	our dependence on the continued acceptance of our allograft and xenograft implants and technologies by the medical community;

•	reduced demand for our products, including as a result of rapid technological changes;

•	increased competition;

•	any ineffective or inefficient management by us of the medical release of donor tissue into processing;

•	negative publicity concerning methods of human tissue recovery and screening of donor tissue in our industry;

•	intellectual property risks;

•	our failure to expand our distribution activities into international markets;

•	adverse outcomes of any litigation or arbitration in which we are involved;

•

any uncertainties for our suppliers, employees and business partners caused by, or any unanticipated liabilities related to, our acquisition of Pioneer Surgical Technology, Inc., or Pioneer, in July 2013;

•

any failure to realize all of the anticipated benefits of our acquisition of Pioneer or to successfully integrate our acquisition of Pioneer, including any adverse effects on our internal control over financial reporting and our ability to effectively and timely report our financial results;

•	risks associated with the significant indebtedness, as well as transaction and acquisition-related costs, that we incurred in connection with our acquisition of Pioneer in July 2013; and

•

failure to obtain stockholder approval, under applicable NASDAQ Listing Rules, of the issuance of shares of our common stock upon conversion of the Series A Preferred Stock in excess of 19.99% of our common stock outstanding prior to such issuance.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

Forward-looking statements relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We received an aggregate of $50 million in connection with the initial issuance of the Series A Preferred Stock in accordance with the terms of the Investment Agreement (as defined below). We will not receive any further consideration in connection with the conversion of such preferred stock into the common stock being offered hereunder. Further, all of the shares of common stock offered by the selling stockholder pursuant to this prospectus will be sold by the selling stockholder for its own account and we will not receive any of the proceeds from any such sales. We will bear the expenses of the offering of common stock, except that the selling stockholder will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

PLAN OF DISTRIBUTION

The shares being registered may be acquired by the selling stockholder upon conversion of the Series A Preferred Stock. The selling stockholder, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling any such shares of common stock received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of such shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list under the caption “Selling Stockholder” to include the pledgee, transferee or other successors-in-interest as a selling stockholder under this prospectus. The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholder from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholder and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Any selling stockholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Pursuant to an investor rights agreement, dated July 16, 2013, between us and the selling stockholder, we have agreed to indemnify and hold harmless the selling stockholder and its affiliates against all liabilities, losses, claims, damages and expenses in connection with any sale of the shares offered by this prospectus arising out of or based upon (i) any violation or alleged violation by us, our employees, officers, directors or agents of the Securities Act or any rule or regulation promulgated thereunder, or (ii) any untrue or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the registration of the shares offered by this prospectus, or any document incorporated by reference herein, or any omission or alleged omission to state therein a material fact required to be stated herein or therein or necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

SELLING STOCKHOLDER

All of the shares of common stock registered for sale pursuant to this prospectus are shares issuable upon the conversion of the Series A Preferred Stock owned by WSHP Biologics Holdings, LLC, which we sometimes refer to in this section as the “Investor.”

Material Relationships with the Investor

Investment Agreement

The Investor acquired the Series A Preferred Stock in a private placement that we completed on July 16, 2013 (the “Private Placement”) pursuant to an investment agreement, dated June 12, 2013, between us and the Investor (as amended, the “Investment Agreement”). The Series A Preferred Stock was issued and sold for an aggregate purchase price of $50,000,000, representing a per share purchase price of $1,000 for each share of the Series A Preferred Stock. Subject to certain conditions as described below, the Series A Preferred Stock is convertible into authorized but unissued shares of our common stock. Pursuant to undertakings made in the Investment Agreement, for as long as the Series A Preferred Stock remains outstanding, we have agreed to reserve and keep available, free from preemptive rights and liens, the full number of shares of our common stock issuable upon the conversion of the Series A Preferred Stock.

In the Investment Agreement, we agreed to use our reasonable best efforts to hold as soon as reasonably practicable following the issuance of the Series A Preferred Stock a meeting of our stockholders, which we refer to as the “Special Meeting,” to vote on a proposal to approve, in accordance with NASDAQ Listing Rules, the issuance of shares of our common stock upon conversion of the Series A Preferred Stock in excess of 19.99% of our common stock outstanding prior to such issuance, which we refer to as the “Series A Preferred Stock Proposal.” We have scheduled the Special Meeting to be held on November 7, 2013. In the event that we do not obtain stockholder approval of the Series A Preferred Stock Proposal at the Special Meeting, then we agreed to use our reasonable best efforts to obtain such stockholder approval as soon as practicable thereafter, and until such stockholder approval has been obtained, we agreed to use our reasonable best efforts to obtain stockholder approval of the Series A Preferred Stock Proposal at each meeting of our stockholders occurring after the issuance of the Series A Preferred Stock.

Under the terms of the Investment Agreement, without the prior written consent of independent members of the Board and until the earliest to occur of (a) May 21, 2014 and (b) our entering into an agreement providing for a Combination (as defined in the Investment Agreement) or (c) the date on which a tender offer that would constitute a Combination is made, subject in each case to certain exceptions, the Investor will be bound to a customary standstill provision, pursuant to which the Investor is generally prohibited from, among other actions: (1) purchasing or otherwise acquiring direct or beneficial ownership of any additional equity securities of the company; (2) making, or in any way participating, directly or indirectly, in any solicitation of proxies to vote, or seeking to advise or influence any person with respect to the voting of any voting securities of the company; (3) forming, joining, or in any way participating in a “group” (as defined in the U.S. Securities Exchange Act of 1934) with respect to the equity securities of the company; (4) entering into or facilitating any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the company; (5) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (6) advising, assisting or encouraging or entering into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing. Additionally, until May 21, 2014, the Investor is prohibited from requesting that the company or any of its representatives amend the standstill provisions in the Investment Agreement and from taking any action that would require the company to make a public announcement regarding the possibility of a merger, business combination, recapitalization, restructuring or other extraordinary transaction.

Terms of the Series A Convertible Preferred Stock

In connection with the issuance of the Series A Preferred Stock at the closing of the Private Placement under the Investment Agreement, we filed a Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) creating the Series A Preferred Stock and establishing the designations, preferences, and other rights of the Series A Preferred Stock.

Ranking.    The Series A Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on liquidation, winding up, and dissolution.

Conversion Rights.    The Series A Preferred Stock is not convertible into shares of our common stock prior to the first vote of our stockholders with respect to the Series A Preferred Stock Proposal (i.e., prior to the Special Meeting). If the Series A Preferred Stock Proposal is approved at the Special Meeting, the Series A Preferred Stock may be converted in full or in part, from time to time and at any time, by the holder thereof into a number of shares of common stock equal to the quotient determined by dividing (i) the sum of the Liquidation Preference, plus all accrued and unpaid dividends on such shares of Series A Preferred Stock by (ii) the conversion price then in effect (the “Conversion Formula”). If the Series A Preferred Stock Proposal is not approved at the Special Meeting, the Series A Preferred Stock will be convertible into shares of our common stock in accordance with the Conversion Formula, but will remain subject to the Conversion Cap (i.e., unless and until our stockholders approve the Series A Preferred Stock Proposal, the Series A Preferred Stock may not be converted into shares of our common stock in excess of 19.99% of the number of shares of our common stock outstanding on July 16, 2013). The initial conversion price of the Series A Preferred Stock is $4.39 per share.

The Series A Preferred Stock will be convertible at our election at any date after the earliest to occur of (i) the date, if any, the average closing price of the common stock for a 20 consecutive day period exceeds $7.98 and (ii) July 16, 2018, into a number of shares of common stock equal to the quotient determined by the Conversion Formula.

Conversion Price and Price Adjustment Provisions.    The conversion price of the Series A Preferred Stock is subject to customary volume weighted price-adjustment provisions which, if triggered, could result in the then-current conversion price per share being reduced (including a reduction in the initial conversion price of $4.39 per share to an amount that is less than the greater of the book or market value of our common stock immediately before the closing of the

Private Placement on July 16, 2013). For example, this would occur in the event of certain issuances of our common stock or other convertible securities at prices lower than the then-current conversion price for the Series A Preferred Stock or certain other transactions described in the Certificate of Designation.

Dividends.    The holders of the Series A Preferred Stock are entitled to dividends at an annual rate of 6.00% on the sum of the then applicable liquidation preference (the “Liquidation Preference”), plus all accrued and unpaid dividends on the Series A Preferred Stock. The initial Liquidation Preference is set at $1,000 per share of Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable in cash on a quarterly basis when, as, and if declared by the Board. To the extent dividends are not paid in cash in any quarter, the dividends which have accrued on each outstanding share of Series A Preferred Stock during such three-month period shall be accumulated and shall be added to the Liquidation Preference with respect to such share of Series A Preferred Stock until paid in cash.

Increased Dividend Rate.    In the event we fail to obtain stockholder approval of the Series A Preferred Stock Proposal by January 12, 2014 (180 days following the date of issuance of the Series A Preferred Stock), the dividend rate on the Series A Preferred Stock will increase from 6.00% per year to 12.00% per year and will remain at the increased rate until our stockholders approve the Series A Preferred Stock Proposal.

Redemption Rights.    Beginning on July 16, 2018, we may, upon 30 days’ notice, redeem the Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed. At the earlier of a change of control of the company and July 16, 2020, the holders of the Series A Preferred Stock may require us to redeem their Series A Preferred Stock, in whole or in part, at the Liquidation Preference, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock being redeemed.

Director Designation Rights.    So long as shares of the Series A Preferred Stock are outstanding and the Preferred Percentage (defined below) equals or exceeds 5%, the holders of Series A Preferred Stock, voting as a separate class, are entitled to elect a number of directors (the “Preferred Directors”) to the Board equal to the product of (i) the Preferred Percentage, and (ii) the total number of directors on the Board, including the number of Preferred Directors appointed or appointable to the Board; provided, that if such product is not a whole number, then the number of Preferred Directors shall be the next whole number larger than such product. In no event will the number of directors appointable to the Board by the holders of the Series A Preferred Stock exceed two at any time. The “Preferred Percentage” is defined as (i) the number of shares of common stock issuable upon the conversion of all of the outstanding Series A Preferred Stock (without regard to any restrictions on conversion), plus the number of shares of common stock that were issued pursuant to the conversion of any Series A Preferred Stock, divided by (ii) the number of issued and outstanding shares of common stock, plus the number of shares of common stock issuable upon conversion of the Series A Preferred Stock (without regard to any restrictions on conversion).

The initial Preferred Directors designated by the Investor were Ned H. Villers and Curt M. Selquist, who we were required to appoint to the Board as a condition to the closing of the Private Placement. Water Street Healthcare Partners II, L.P. (the “Fund”) is the managing member of the Investor. Ned H. Villers and Curt M. Selquist serve as partners of the general partner of the Fund.

Voting Rights.    No holder of Series A Preferred Stock may vote on any matters (except as required by law) prior to the first vote of our stockholders with respect to the Series A Preferred Stock Proposal (i.e., prior to the Special Meeting). If the Series A Preferred Stock Proposal is approved at the Special Meeting, the Series A Preferred Stock will vote together with the common stock on an as-converted basis upon all matters upon which holders of common stock have the right to vote, such votes to be counted together with the common stock and not separately as a class. If the Series A Preferred Stock Proposal is not approved at the Special Meeting, the Series A Preferred Stock will vote together with the common stock on an as-converted basis, however, no holder of Series A Preferred Stock may vote (i) more than 19.99% of the shares of common stock outstanding on July 16, 2013 (i.e., subject to the Voting Cap) until the Series A Preferred Stock Proposal has been approved or (ii) on the Series A Preferred Stock Proposal at any meeting of our stockholders held after the Special Meeting. In no event will the holders of shares of Series A Preferred Stock be entitled to cast votes for the number of shares of common stock issuable upon conversion of the Series A Preferred Stock that exceeds the quotient of (i) the aggregate purchase price paid for such shares of Series A Preferred Stock, divided by (ii) $4.17 (the trading price of the common stock on the day immediately prior to the date of issuance of the Series A Preferred Stock).

Consent Rights.    So long as shares of the Series A Preferred Stock are outstanding and the Preferred Percentage equals or exceeds 10%, the Series A Preferred Stock has certain consent rights, which rights, among others, require us to seek written consent from the holders of a majority of the shares of Series A Preferred Stock before taking certain actions, including: (i) liquidating, dissolving or winding up the company (whether voluntary or involuntary), (ii) amending, modifying or supplementing any provision of the Certificate of Incorporation or Bylaws that would have a material adverse effect on any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof, (iii) changing the size of the Board; and (iv) amending, modifying or supplementing any agreement, transaction, commitment or arrangement with any of our affiliates, except for customary employment arrangements and benefit programs. In addition, so long as shares of the Series A Preferred Stock are outstanding, without the prior written consent of the holders of a majority of the shares of Series A Preferred Stock, we will not, nor will we permit any subsidiary to, redeem, purchase or otherwise acquire directly or indirectly any junior securities (including our common stock), nor will we directly or indirectly declare or pay any dividend or make any distribution upon any junior securities (including our common stock).

Liquidation.    Upon any liquidation, dissolution or winding up of the affairs of the company, whether voluntary or involuntary, holders of the Series A Preferred Stock shall be entitled to receive for each share of Series A Preferred Stock, out of the assets of the company available for distribution to the company’s stockholders, before any distribution of such assets is made to the holders of junior stock, including our common stock, an amount equal to the greater of (1) the sum of the Liquidation Preference, plus all accrued and unpaid dividends on such shares of Series A Preferred Stock and (2) the per share amount of all cash and other property to be distributed in respect of our common stock such holder would have been entitled to had it converted such Preferred Stock (without regard to any limits on conversion) immediately prior to the date fixed for such liquidation, dissolution or winding up of the company

Investor Rights Agreement

In connection with the closing of the sale of our Series A Preferred Stock, we entered into an Investor Rights Agreement, dated July 16, 2013, with the Investor (the “Investor Rights Agreement”).

Registration Rights.    We have agreed to file a registration statement covering the resale of our common stock issuable to the Investor upon conversion of its shares of Series A Preferred Stock, and the Investor will have demand registration rights and piggyback registration rights under certain circumstances. The registration statement of which this prospectus is a part fulfills that obligation and will permit the Investor to offer the shares acquired by full or partial conversion of the Series A Preferred Stock for resale from time to time. We have agreed to pay all expenses resulting from our obligation to register the shares issuable upon conversion of the Series A Preferred Stock. This prospectus relates only to sales of shares of our common stock upon conversion of the Series A Preferred Stock and does not cover sales of any shares of the Series A Preferred Stock themselves.

Director Nomination Rights.    If the Investor is no longer entitled to designate a Board member pursuant to the Certificate of Designation, then, for so long as the Investor continues to beneficially own 5% or more of our common stock directly or on an as-converted basis, the Investor shall be entitled to nominate up to two directors to the Board, proportionate with the Investor’s ownership percentage.

Consent Rights.    So long as the Investor beneficially owns 10% or more of our common stock directly or on an as converted basis, the Investor has certain consent rights, which rights, among others, require the company to seek written consent from the Investor before taking certain actions, including: (i) liquidating, dissolving or winding up the company (whether voluntary or involuntary), (ii) amending, modifying or supplementing any provision of the Certificate of Incorporation or Bylaws that would have a material adverse effect on any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof, (iii) changing the size of the Board; and (iv) amending, modifying or supplementing any agreement, transaction, commitment or arrangement with any of our affiliates, except for customary employment arrangements and benefit programs.

Preemptive Rights.    Subject to various exceptions, the Investor has customary preemptive rights in the event we offer securities to any person or entity, entitling the Investor to participate in any such offering in proportion to the percentage of our common stock on an as converted basis held by the Investor at the time of the offering.

Information Rights.    So long as the Investor continues to beneficially own 5% or more of our common stock directly or on an as converted basis, we will provide the Investor with customary information rights, including providing the Investor with (a) unaudited monthly and unaudited quarterly financial statements, (b) audited annual financial statements, (c) a copy of our financial plan prior to the beginning of each fiscal year and any Board-approved revisions thereof and (d) other information as the Investor reasonably requests that is consistent with materials otherwise provided to members of the Board.

Management Rights Letter

In connection with the closing of the sale of our Series A Preferred Stock, we entered into a management rights letter, dated as of July 16, 2013 with the Investor and the Fund, pursuant to which the Investor delegated to the Fund its Board nomination, information and consent rights granted to the Investor pursuant to the Investor Rights Agreement. Additionally, the Investor has delegated to the Fund the Investor’s rights, as the sole holder of Series A Preferred Stock, to appoint directors to the Board granted to the Investor pursuant to the Certificate of Designation.

Selling Stockholder Table

The following table sets forth information with respect to the selling stockholder and the shares of common stock beneficially owned by the selling stockholder including shares that may be offered under this prospectus. Because the selling stockholder may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholder.

The selling stockholder has confirmed to us that it is not a broker-dealer or an affiliate of a broker-dealer within the meaning of United States federal securities laws.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered Hereby	Shares Beneficially Owned After the Offering (2)

Name	Number	Percentage	Number	Number	Percentage
WSHP Biologics Holdings, LLC(3)	15,340,508	21.43%	15,340,508	—	—%
333 West Wacker Drive Suite 2800 Chicago, IL 60654

(1)

Represents the aggregate number of shares of common stock issuable to the selling stockholder upon full conversion of 50,000 shares of Series A Convertible Preferred Stock, assuming that the liquidation preference of such Series A Convertible Preferred Stock accretes at a rate of 6.0% per year on the liquidation value of $1,000 per share of preferred stock (without the payment of any cash dividends on such preferred stock) through the fifth anniversary of the date of issuance thereof (i.e., the date on which the company will have the right to require the conversion of such preferred stock into shares of common stock at the conversion price in effect at that time). Subject to the limitations and the designations, rights and preferences of the Series A Preferred Stock described in this prospectus, including the occurrence of the first vote of the company’s stockholders with respect to the Series A Preferred Stock Proposal and the approval by the company’s stockholders of the Series A Preferred Stock Proposal, is convertible at the current conversion price of $4.39 per share into approximately 11,389,522 shares of common stock as of November 1, 2013. Regardless of whether the Series A Preferred Stock Proposal is approved by the company’s stockholders, the record owner will have the right to convert and vote its shares of Series A Preferred Stock up to the Conversion Cap and Voting Cap (or an amount equal to 11,257,767 shares of common stock out of the 11,389,522 shares of common stock that would be issuable upon full conversion of the Series A Preferred Stock and eligible for the record owner to vote if the Series A Preferred Stock were not subject to the Conversion Cap and Voting Cap).

Percentage ownership is based on 56,240,306 shares of common stock outstanding as of October 31, 2013.

(2)

Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean the selling stockholder will sell all or any portion of the shares covered by this prospectus. No estimate can be given as to the number of shares of our common stock that will be held by the selling stockholder upon termination of any sales. We refer you to the information under the heading “Plan of Distribution.”

(3)

The managing member of WSHP Biologics Holdings, LLC (the “Investor”) is Water Street Healthcare Partners II, L.P. (the “Fund”), of which the sole general partner is Water Street Healthcare Management II, L.P. (“Water Street Management”). The sole general partner of Water Street Management is Water Street Healthcare Partners, LLC (the “General Partner”). Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. The individuals who serve on the Investment Committee of the General Partner are Timothy Dugan, James Connelly, Ned Villers, Kevin Swan, Robert Womsley, Peter Strothman and Christopher Sweeney.

In connection with the closing of the private placement of the Series A Preferred Stock to the Investor on July 16, 2013, and in accordance with the director designation rights set forth in the Certificate of Designation described above, Curt Selquist and Ned Villers were appointed to our Board of Directors by the Investor as their initial designees. Messrs. Selquist and Villers serve as partners of the General Partner.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski LLP, New York, New York. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of RTI Surgical, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pioneer Surgical Technology, Inc. and subsidiaries as of and for the years ended December 31, 2012 and December 31, 2011 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in the reliance upon the report of Grant Thornton LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of Pioneer Surgical Technology, Inc. and subsidiaries as of and for the year ended December 31, 2010, incorporated by reference in this prospectus have been audited by KPMG LLP, as independent auditors, as set forth in their report thereon and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.rtix.com under the caption “Investors—SEC Filings & Reports.” These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website does not constitute part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering including all such documents filed with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement but excluding any document, or portion thereof, to the extent disclosure is furnished and not filed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on February 26, 2013;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 filed with the SEC on May 5, 2013 and August 7, 2013, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 7, 2013, February 28, 2013, April 24, 2013, June 12, 2013, June 13, 2013, July 19, 2013, August 6, 2013 and October 18, 2013;

•	our Current Report on Form 8-K/A filed with the SEC on September 17, 2013, which incorporates Pioneer historical financial statements and combined pro forma financial statements of RTI and Pioneer;

•	Our Current Report on Form 8-K/A filed with the SEC on October 17, 2013; and

•

the description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on August 7, 2000 (File No. 000-31271), and any amendment or report filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

We will provide to each person, including any beneficial owner, to whom a proxy statement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference and the definitive agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we entered into in connection with the transactions discussed in this proxy statement. You can request copies of such documents and agreements if you call or write us at the following address or telephone number:

RTI Surgical, Inc.

Attn: Corporate Secretary

11621 Research Circle

Alachua, Florida 32615

(386) 418-8888

15,340,508 Shares

RTI SURGICAL, INC.

Common Stock

PROSPECTUS

                    , 2013

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses in connection with the shelf registration of securities under this registration statement, other than any underwriting discounts and commissions. The actual amounts of such fees and expenses will be determined from time to time. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$7,783.90
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Printing expenses	1,000
Miscellaneous	1,000

Total	$159,783.90

Item 15.	Indemnification of Directors and Officers.

Director Indemnification Agreements

We have entered into indemnification agreements with each of our directors that generally provide, among other things, for indemnification of the director (the “Indemnitee”) to the fullest extent permitted by applicable law against (i) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding other than proceedings by or in the rights of the company or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful and (ii) all liabilities and expenses actually incurred by or on behalf of Indemnitee in connection with a proceeding by or in the right of the company if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the company. In addition, we, to the fullest extent permitted by applicable law, indemnify and hold harmless Indemnitee against all liabilities and expenses actually incurred by or on behalf of Indemnitee if, by reason of Indemnitee’s corporate status, Indemnitee is, or is threatened to be made, a party to or participant in any proceeding (including a proceeding by or in the right of the company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of Indemnitee.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law, or DGCL, provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145(b) of the DGCL provides that a similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made where the person seeking indemnification has been found liable to the corporation, unless and only to the extent that a court determines is fair and reasonable in view of all circumstances.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Certificate of Incorporation

Article IX of our amended and restated certificate of incorporation provides that we shall indemnify each person who is or was a director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director, officer, employee or agent of a foreign or domestic corporation that was a predecessor corporation of this corporation or another enterprise at the request of the predecessor corporation to the fullest extent permitted by Section 145 of the DGCL, as amended.

Article XII of our amended and restated certificate of incorporation provides that our directors shall not be personally liable to the company or our stockholders for monetary damages for the breach of any fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit.

Bylaws

Section 10.01 of our bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he or she is or was a director or officer, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 10.02 of our bylaws requires us to indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 10.1 and 10.02 of our bylaws, or in defense of any claim, issue, or matter therein, we are required to indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. Expenses incurred in defending a civil or criminal action, suit, or proceeding shall be paid by us in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the company as authorized under the bylaws.

The indemnification provisions contained in our certificate of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of stockholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against certain liabilities asserted against them in their capacities as directors or officers or arising out of such status, including liabilities under the Securities Act.

Item 16.	Exhibits.

Exhibit	Description

4.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 29, 2008, and incorporated herein by reference)

4.2	Certificate of Designations of Series A Convertible Preferred Stock (filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

4.3	Bylaws, as amended and restated (filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on February 29, 2008, and incorporated herein by reference)

4.4	Investment Agreement dated June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2013, and incorporated herein by reference)

4.5	Amendment to Investment Agreement dated July 15, 2013 between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

4.6	Investor Rights Agreement dated July 16, 2013 between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

5.1	Opinion of Fulbright & Jaworski LLP (filed as Exhibit 5.1 to the registration statement on Form S-3 filed with the SEC on September 17, 2013, and incorporated herein by reference)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of KPMG LLP

23.4	Consent of Fulbright & Jaworski LLP (included in Exhibit 5.1)

24.1	Powers of Attorney for our directors and certain executive officers (included on the signature page to the registration statement on Form S-3 filed with the SEC on September 17, 2013, and incorporated herein by reference)

Item 17.	Undertakings.

(a)        The undersigned registrant hereby undertakes:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)        to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)        to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)(a)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was a part of this registration statement or made in any such document immediately prior to such effective date.

(ii)      If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alachua, State of Florida, on the 1st day of November, 2013.

RTI SURGICAL, INC.

By:	/s/ BRIAN K. HUTCHISON
Brian K. Hutchison
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ BRIAN K. HUTCHISON	President and Chief Executive Officer (Principal Executive Officer) and Director	November 1, 2013
Brian K. Hutchison

/s/ ROBERT P. JORDHEIM	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 1, 2013
Robert P. Jordheim

*	Chairman	November 1, 2013
Dean H. Bergy

*	Director	November 1, 2013
Julianne M. Bowler

*	Director	November 1, 2013
Philip R. Chapman

*	Director	November 1, 2013
Roy D. Crowninshield

*	Director	November 1, 2013
Peter F. Gearen, M.D.

*	Director	November 1, 2013
Adrian J.R. Smith

*	Director	November 1, 2013
Gregory P. Rainey

*	Director	November 1, 2013
Curt M. Selquist

*	Director	November 1, 2013
Ned H. Villers

*By:	/s/ Brian K. Hutchison	November 1, 2013
Brian K. Hutchison
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

4.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 29, 2008, and incorporated herein by reference)

4.2	Certificate of Designations of Series A Convertible Preferred Stock (filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

4.3	Bylaws, as amended and restated (filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on February 29, 2008, and incorporated herein by reference)

4.4	Investment Agreement dated June 12, 2013, by and between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2013, and incorporated herein by reference)

4.5	Amendment to Investment Agreement dated July 15, 2013 between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

4.6	Investor Rights Agreement dated July 16, 2013 between RTI Surgical, Inc. and WSHP Biologics Holdings, LLC (filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on July 19, 2013, and incorporated herein by reference)

5.1	Opinion of Fulbright & Jaworski LLP (filed as Exhibit 5.1 to the registration statement on Form S-3 filed with the SEC on September 17, 2013, and incorporated herein by reference)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of KPMG LLP

23.4	Consent of Fulbright & Jaworski LLP (included in Exhibit 5.1)

24.1	Powers of Attorney for our directors and certain executive officers (included on the signature page to the registration statement on Form S-3 filed with the SEC on September 17, 2013, and incorporated herein by reference)